

13012223

SEC
Mail Processing
Section

MAR 01 2013

Washington DC
401

SECURITIES.
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

OMB APPROVAL	
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SEC FILE NUMBER
8- 5 2 3 0 0

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING ___01/01/12___ AND ENDING ___12/31/12___
                                          MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: FALKENBERG CAPITAL CORPORATION

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

600 S. CHERRY STREET, SUITE 1108
(No. and Street)

DENVER   CO   80246
(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
BRUCE FALKENBERG   303-320-4800
                                                                (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

HARDING AND HITTESDORF, P.C.
(Name – if individual, state last, first, middle name)

650 S. CHERRY STREET, SUITE 1050   DENVER   CO   80246
(Address)   (City)   (State)   (Zip Code)

CHECK ONE:

☒ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (06-02)

Potential persons who are to respond to the collection of
information contained in this form are not required to respond
unless the form displays a currently valid OMB control number.

EM
3/12/13

OATH OR AFFIRMATION

I, BRUCE FALKENBERG   , swear (or affirm) that, to the best of
my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of
FALKENBERG CAPITAL CORPORATION   , as
of DECEMBER 31   , 20 12   , are true and correct. I further swear (or affirm) that
neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account
classified solely as that of a customer, except as follows:

NONE

_____
                        Signature
              PRESIDENT
_____
                        Title

_____
Notary Public

This report ** contains (check all applicable boxes):
- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- X (o) Independent Auditors' Report on Internal Control.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).



FALKENBERG CAPITAL CORPORATION
(SEC File No. 8-52300)

Financial Statements and Supplemental
Schedules for the Years Ended December 31, 2012 and 2011
and Independent Auditors' Report and
Supplemental Report on Internal
Accounting Control and Agreed Upon Procedures
on SIPC-7 Report

HARDING AND HITTESDORF, P.C.
Certified Public Accountants

650 S. Cherry Street, Suite 1050
Denver, Colorado 80246

FALKENBERG CAPITAL CORPORATION
(SEC File No. 8-52300)

Financial Statements and Supplemental
Schedules for the Years Ended December 31, 2012 and 2011
and Independent Auditors' Report and
Supplemental Report on Internal
Accounting Control and Agreed Upon Procedures
on SIPC-7 Report



HARDING AND HITTESDORF, P.C.
Certified Public Accountants

650 S. Cherry Street, Suite 1050
Denver, Colorado 80246
(303) 393-0888
FAX (303) 393-0894
www.hhcpafirm.com

INDEPENDENT AUDITORS' REPORT

The Board of Directors and Stockholder
Falkenberg Capital Corporation
Denver, Colorado

Report on the Financial Statements

We have audited the accompanying statements of financial condition of Falkenberg Capital Corporation (an S corporation) as of December 31, 2012 and 2011, and the related statements of operations, changes in retained earnings and cash flows for the years then ended that you are filing pursuant to Rule 17a-5 of the Securities Exchange Act of 1934. These financial statements and the related notes to the financial statements are the responsibility of the Company's management.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditors' Responsibility

Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the

appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinions.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Falkenberg Capital Corporation at December 31, 2012 and 2011, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Other Matters

Our audit was conducted for the purpose of forming an opinion on the financial statements as a whole. The supplementary information contained in Schedules I and II required by Rule 17a-5 under the Securities Exchange Act of 1934 is presented for purposes of additional analysis and is not a required part of the financial statements. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information is fairly stated in all material respects in relation to the financial statements as a whole.

H & H, P.C.

HARDING AND HITTESDORF, P.C.
Certified Public Accountants

February 26, 2013

FALKENBERG CAPITAL CORPORATION

STATEMENTS OF FINANCIAL CONDITION

ASSETS

	DECEMBER 31,	
	2012	2011
CURRENT ASSETS:		
Cash and cash equivalents	$ 2,225,635	$ 211,731
Due from officer	13,442	8,193
Other receivables	2,620	1,428
Total Current Assets	2,241,697	221,352
PROPERTY AND EQUIPMENT, at cost		
Office equipment and software	103,226	105,095
Furniture	63,662	63,662
	166,888	168,757
Less accumulated depreciation	166,888	168,757
	-	-
OTHER ASSET:		
Deposits	1,245	1,245
TOTAL ASSETS	$ 2,242,942	$ 222,597

See accompanying notes to financial statements.

LIABILITIES AND STOCKHOLDER'S EQUITY

	DECEMBER 31,	
	2012	2011
CURRENT LIABILITIES:		
Accounts payable	$ 22,347	$ 32,410
Accrued expenses	19,274	6,717
Total Current Liabilities	41,621	39,127
COMMITMENT (Note 5)		
STOCKHOLDER'S EQUITY:		
Common stock, no par value; authorized 10,000 shares, 1,000 shares issued and outstanding	1,250	1,250
Additional paid-in capital	100,000	100,000
Retained earnings	2,100,071	82,220
Total Stockholder's Equity	2,201,321	183,470
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$ 2,242,942	$ 222,597

FALKENBERG CAPITAL CORPORATION

STATEMENTS OF OPERATIONS

	YEARS ENDED DECEMBER 31,	
	2012	2011
REVENUES:		
Advisory services	$ 3,312,175	$ 336,843
Other income	400,126	80,193
Interest income	137	182
	3,712,438	417,218
OPERATING EXPENSES:		
Salaries and commissions	577,165	516,627
Travel and entertainment	69,366	70,117
Office rent	49,633	47,341
Payroll taxes	42,284	38,246
Insurance	36,260	35,928
Legal and professional fees	23,372	25,668
Telephone	16,896	13,943
Conventions and seminars	14,511	23,589
Financial research	13,837	18,000
Computer expense	13,814	16,768
Miscellaneous	10,091	19,512
Dues and subscriptions	8,233	17,759
Office expense	7,375	5,985
Retirement plan expense	6,302	15,465
Regulatory fees	4,695	4,803
Depreciation	753	17,283
	894,587	887,034
NET INCOME (LOSS)	$ 2,817,851	$ (469,816)

See accompanying notes to financial statements.

FALKENBERG CAPITAL CORPORATION

STATEMENTS OF CHANGES IN RETAINED EARNINGS

YEARS ENDED DECEMBER 31, 2012 AND 2011

Balance at January 1, 2011	$	812,036
Net loss		(469,816)
Distributions		(260,000)
Balance at December 31, 2011		82,220
Net income		2,817,851
Distributions		(800,000)
Balance at December 31, 2012	$	2,100,071

See accompanying notes to financial statements.

FALKENBERG CAPITAL CORPORATION

STATEMENTS OF CASH FLOWS

	YEARS ENDED DECEMBER 31,	
	2012	2011
CASH FLOWS FROM OPERATING ACTIVITIES:		
Net income (loss)	$ 2,817,851	$ (469,816)
Adjustments to reconcile net income to net cash provided (used) by operations:		
Depreciation	753	17,283
Increase (decrease) in cash resulting from change in:		
Due from officer	(5,249)	(1,787)
Other receivables	(1,192)	80
Accounts payable	(10,063)	23,500
Accrued expenses	12,557	(12,482)
NET CASH PROVIDED BY (USED FOR) OPERATING ACTIVITIES	2,814,657	(443,222)
CASH FLOWS FROM INVESTING ACTIVITIES:		
Purchase of property and equipment	(753)	(17,283)
NET CASH USED FOR INVESTING ACTIVITIES	(753)	(17,283)
CASH FLOWS FROM FINANCING ACTIVITIES:		
Additional paid-in capital	-	100,000
Dividends paid	(800,000)	(260,000)
NET CASH USED FOR FINANCING ACTIVITIES	(800,000)	(160,000)
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	2,013,904	(620,505)
CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR	211,731	832,236
CASH AND CASH EQUIVALENTS, END OF YEAR	$ 2,225,635	$ 211,731

Supplemental disclosure on noncash data:
The Company retired assets with an original cost of $2,622 and $8,709 during the years ended December 31, 2012 and 2011, respectively.

See accompanying notes to financial statements.

FALKENBERG CAPITAL CORPORATION

NOTES TO FINANCIAL STATEMENTS

YEARS ENDED DECEMBER 31, 2012 AND 2011

1. Summary of Significant Accounting Policies

   Organization

   Falkenberg Capital Corporation (an S corporation) provides merger and acquisition and corporate finance services, exclusively in the United States, to companies engaged in the telecommunications and media industries.

   Cash and Cash Equivalents

   Cash on hand and investments with original maturities of three months or less are classified as cash equivalents.

   Concentration of Credit Risk

   Financial instruments that potentially subject the Company to concentration of credit risk consist primarily of temporary cash investments. The Company restricts temporary cash investments to financial institutions with high credit standing. Such temporary cash investments are often in excess of the FDIC insurance limit.

   Property and Equipment

   Property and equipment are stated at cost. Depreciation is calculated principally by the straight-line method using a useful life of three to eight years. Maintenance and repairs are expensed as incurred. Major betterments are capitalized. The Company takes advantage of Internal Revenue Code Section 179 allowing depreciation write-offs of up to $500,000 in year of acquisition. This method of writing off up to $500,000 in the year of acquisition is not a generally accepted accounting principle; however, the GAAP calculated depreciation did not vary materially from the tax method considering the financial statements taken as a whole.

   Advertising Costs

   Advertising costs are expensed as incurred.

FALKENBERG CAPITAL CORPORATION

NOTES TO FINANCIAL STATEMENTS

YEARS ENDED DECEMBER 31, 2012 AND 2011

1. Summary of Significant Accounting Policies (Continued)

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Income Taxes

The Company is not a taxpaying entity for federal or state income tax purposes. Accordingly, no income tax expense has been recorded in the financial statements. Income of the Company is taxed to the shareholder in his individual return.

Uncertain Tax Positions

The Company has adopted FASB ASC 740-10-25, Accounting for Uncertainty in Income Taxes. The Company records a liability for uncertain tax positions when it is more likely than not that a tax position would not be sustained if examined by the taxing authority. The Company continually evaluates expiring statutes of limitations, audits, proposed settlements, changes in tax law and new authoritative rulings. The Company's evaluation on December 31, 2012 revealed no uncertain tax positions that would have a material impact on the financial statements. The 2009 through 2011 tax years remain subject to examination by the IRS. The Company does not believe that any reasonably possible changes will occur within the next twelve months that will have a material impact on the financial statements.

Income Statement Classification of Interest and Penalties

Interest and penalties associated with the Company's tax positions are reflected as interest expense in the financial statements. There were no interest or penalties incurred during the years ended December 31, 2012 and 2011, respectively.

Reclassifications

Certain prior year amounts have been reclassified for comparability with the 2012 presentation.

FALKENBERG CAPITAL CORPORATION

NOTES TO FINANCIAL STATEMENTS

YEARS ENDED DECEMBER 31, 2012 AND 2011

1. Summary of Significant Accounting Policies (Continued)

Subsequent Events

Subsequent events have been evaluated through February 26, 2012, which is the date the financial statements were issued.

2. Significant Clients

The Company generally derives significant revenue from a few key clients. However, the makeup of the Company's client base varies from year to year. Accordingly, an annual concentration in revenue from the same clients is remote. The Company derived approximately 86% of total revenue from two clients in 2012 and 88% of total revenue from three clients in 2011.

3. Retirement Plan

The Company adopted a 401(k) profit sharing plan on January 1, 2007 which covers substantially all employees. Participating employees may elect to contribute, on a tax-deferred basis, a portion of their compensation in accordance with Section 401(k) of the Internal Revenue Code. The Company matches 4% of employee contributions and additional contributions may be made to the plan at the discretion of the employer. The Company contributed $3,302 to the plan in 2012 and $12,765 in 2011. The Company terminated its profit sharing plan on April 2, 2012.

4. Statutory Requirements

Pursuant to Rule 15c3-1 of the Securities Exchange Act of 1934, the Company is required to maintain minimum net capital of $5,000. At December 31, 2012, the Company's net capital was $ 2,183,864.

The Company is exempt from certain provisions of Rule 15c3-3 of the Securities Exchange Act of 1934 and, accordingly, is not required to maintain a "Special Account for Exclusive Benefit of Customers". Such exemption is in accordance with paragraph (k) (2) (i) of the Rule.

FALKENBERG CAPITAL CORPORATION

NOTES TO FINANCIAL STATEMENTS

YEARS ENDED DECEMBER 31, 2012 AND 2011

5. Commitment

Lease Commitment

The Company incurred rental expense of $49,633 in 2012 and $47,341 in 2011 under a non-cancelable operating lease agreement for office space.

Future minimum lease payments under this lease through August, 2014 are:

2013	$ 50,147
2014	34,681
	$ 84,828

SUPPLEMENTAL INFORMATION

FALKENBERG CAPITAL CORPORATION

SUPPLEMENTAL SCHEDULE OF COMPUTATION OF NET CAPITAL,
MINIMUM NET CAPITAL REQUIRED, AND AGGREGATE INDEBTEDNESS

DECEMBER 31, 2012

STOCKHOLDER'S EQUITY	$2,201,321
DEDUCTIONS:	
Non-allowable assets	(17,457)
NET CAPITAL	$2,183,864
MINIMUM NET CAPITAL REQUIRED (greater of 6-2/3% of aggregate indebtedness or $5,000)	$ 5,000
AGGREGATE INDEBTEDNESS	
TOTAL LIABILITIES AND AGGREGATE INDEBTEDNESS	$ 41,621
RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL	.019:1

There is no difference between the above net capital computation and the corresponding computation included in the Company's original Form X-17A-5 Part IIA Filing.

SCHEDULE I

FALKENBERG CAPITAL CORPORATION

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS
FOR BROKERS AND DEALERS PURSUANT TO RULE 15c3-3

DECEMBER 31, 2012

The Company is exempt from the provisions of Rule 15c3-3 of the Securities Exchange Act of 1934, since the Company's activities are limited to those which qualify for an exemption under paragraph (k) (2) (i) of the Rule.

SCHEDULE II

HARDING AND HITTESDORF, P.C.

Certified Public Accountants

650 S. Cherry Street, Suite 1050
Denver, Colorado 80246
(303) 393-0888
FAX (303) 393-0894
www.hhcpafirm.com



February 26, 2013

To The Board of Directors and Stockholder
Falkenberg Capital Corporation
Denver, Colorado

In planning and performing our audit of the financial statements of Falkenberg Capital
Corporation (the Company), as of and for the year ended December 31, 2012, in accordance with
auditing standards generally accepted in the United States of America, we considered the
Company's internal control over financial reporting (internal control) as a basis for designing our
auditing procedures for the purpose of expressing our opinion on the financial statements, but not
for the purpose of expressing an opinion on the effectiveness of the Company's internal control.
Accordingly, we do not express an opinion on the effectiveness of the Company's internal
control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we
have made a study of the practices and procedures followed by the Company including
consideration of control activities for safeguarding securities. This study included tests of such
practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in
making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital
under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule
15c3-3. Because the Company does not carry securities accounts for customers or perform
custodial functions relating to customer securities, we did not review the practices and
procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications, and comparisons and
   recordation of differences required by Rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of
   Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control
and the practices and procedures referred to in the preceding paragraph. In fulfilling this
responsibility, estimates and judgments by management are required to assess the expected
benefits and related costs of controls and of the practices and procedures referred to in the
preceding paragraph and to assess whether those practices and procedures can be expected to
achieve the SEC's previously mentioned objectives. Two of the objectives of internal control
and the practices and procedures are to provide management with reasonable but not absolute

assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *deficiency in internal control* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect and correct, misstatements on a timely basis. A *significant deficiency* is a deficiency, or combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the company's financial statements will not be prevented or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2012 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, Financial Industry Regulatory Authority, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

H&H, P.C.

HARDING AND HITTESDORF, P.C.
Certified Public Accountants



REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To The Board of Directors and Stockholders
Falkenberg Capital Corporation
Denver, Colorado

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 , we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [General Assessment Reconciliation (Form SIPC-7)] to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2012, which were agreed to by Falkenberg Capital Corporation and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating Falkenberg Capital Corporation's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). Falkenberg Capital Corporation's management is responsible for Falkenberg Capital Corporation's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries [cancelled check] noting no differences;

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2012, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2012, noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers [no adjustments] noting no differences;

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers [financial statements] supporting the adjustments noting no differences; and

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

H & H, P.C.

HARDING AND HITTESDORF, P.C.
February 26, 2013

SECURITIES INVESTOR PROTECTION CORPORATION
P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300
General Assessment Reconciliation

For the fiscal year ended _____ , 20 ____
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

WORKING COPY

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

_____

2. A. General Assessment (item 2e from page 2) $ _____9,281.10_____ 𝔅

   B. Less payment made with SIPC-6 filed (exclude interest)   (_____1,294.24._____)

   __7-31-2012.__
   Date Paid

   C. Less prior overpayment applied   (_____—_____)

   D. Assessment balance due or (overpayment)   _____7,986.85_____

   E. Interest computed on late payment (see instruction E) for _____days at 20% per annum   _____

   F. Total assessment balance and interest due (or overpayment carried forward) $ _____7,986.85_____

   G. PAID WITH THIS FORM:
       Check enclosed, payable to SIPC
       Total (must be same as F above) $ _____7,986.85_____

   H. Overpayment carried forward $(_____—_____)

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

_____

_____

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

_____
(Name of Corporation, Partnership or other organization)

_____
(Authorized Signature)

Dated the _____ day of _____ , 20 _____ .

_____
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: _____   _____   _____
       Postmarked   Received   Reviewed

Calculations _____

Exceptions:

Disposition of exceptions:

Documentation _____

Payment Traced to G/L
Calculation Verified

Forward Copy _____

1

DETERMINATION OF "SIPC NET OPERATING REVENUES"
AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning _January_, 20_12_
and ending _December_, 20_12_

Eliminate cents

Item No.

2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030) $ _3,712,438.26_

Agrees to Focus Rpt (NPM)

2b. Additions:

(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.   —

(2) Net loss from principal transactions in securities in trading accounts.   —

(3) Net loss from principal transactions in commodities in trading accounts.   —

(4) Interest and dividend expense deducted in determining item 2a.   —

(5) Net loss from management of or participation in the underwriting or distribution of securities.   —

(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.   —

(7) Net loss from securities in investment accounts.   —

      Total additions   0

2c. Deductions:

(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.   —

(2) Revenues from commodity transactions.   —

(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.   —

(4) Reimbursements for postage in connection with proxy solicitation.   —

(5) Net gain from securities in investment accounts.   —

(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.   —

(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).   —

(8) Other revenue not related either directly or indirectly to the securities business.
(See Instruction C):

(Deductions in excess of $100,000 require documentation)

(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $_____—_____

(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $_____—_____

      Enter the greater of line (i) or (ii)   —

      Total deductions   —

2d. SIPC Net Operating Revenues $ _3,712,438.26_

2e. General Assessment @ .0025 $ _9,281.10_
(to page 1, line 2.A.)

2

FALKENBERG CAPITAL
CORPORATION

Investment Banking Services

600 South Cherry Street
Suite 1108
Denver, Colorado 80246

February 27, 2013

Securities and Exchange Commission
Registrations Branch
Mail Stop 8031
100 F Street, NE
Washington, DC 20549

Enclosed are Falkenberg Capital Corporation, (CRD #103819) audited financial
statements for the year ended 12/31/12.

Very truly yours,

Jacqueline Gardner
Office Manager

BF/jvg
Enclosures (2)